TATA

82-3733

8th January 2002

BP/AD-M1A/32

02015319

SUPPL

02 FEB 22 AM 8:49

The Stock Exchange
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

Dear Sirs,

In terms of Clause 41 of the Listing Agreement, please be informed that the Board of Directors of the Company will meet on 24th January 2002 to consider and take on record the Unaudited Financial Results (Provisional) for the quarter ended 31st December 2001.

A press release to this effect will also be given in the newspapers.

Yours faithfully,
The Tata Power Co. Ltd.

B J Shroff
(Company Secretary)

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL